**Mail Stop 4561**
**Via Fax (617) 621-1300**

May 9, 2008

Joseph S. Tibbetts, Jr.
Chief Financial Officer
Sapient Corporation
25 First Street
Cambridge, MA 02141

      **Re:    Sapient Corporation**
              **Form 10-K for the Fiscal Year Ended December 31, 2007**
              **Filed on February 29, 2008**
              **Form 8-K filed on February 28, 2008**
              **File No. 000-28074**

Dear Mr. Tibbetts:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

              Sincerely,

              Kathleen Collins
              Accounting Branch Chief